Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039
(973) 535-2717

December 10, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. Kevin Kuhar Staff Accountant

Re:	Milestone Scientific Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 10, 2010 (the “Annual Report”)
Definitive Proxy Statement filed April 14, 2010
File No. 001-14053 (the “Proxy Statement”)

Dear Mr. Kuhar:

This letter is in response to the Staff’s comment letter dated November 30, 2010 regarding the Annual Report and the Proxy Statement. Our responses are keyed to the number of each comment in your letter. For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response.

Your comment:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 22

Management’s Annual Report on Internal Control Over Financial Reporting, page 23

1. We note your disclosure that there “have been no significant changes in the Company’s internal controls over financial reporting” Item 308 (T)(b) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether there were any changes required to be disclosed by Item 308(T)(b) of Regulation S-K for the fiscal quarter ended December 31, 2009. In addition, please also revise future filings, if true, to clearly disclose that in connection with your evaluation, no changes in internal control over financial reporting were identified that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Our response:

There were no changes in the Company’s internal controls over financial reporting as required by Item 308(T)(b) of Regulation S-K for the final quarter ended December 31, 2009. Also, we will revise future filings to clearly disclose no changes or any changes that occurred in connection with an evaluation of internal control over financial reporting that occurred during the fourth quarter, as appropriate.

Key Personnel, page 24

2. Please confirm that in future filings, you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. For example, we note that you have not provided such information for Mr. Fuller. See Item 401 (c) of Regulation S-K.

Our response:

The Company will, in future filings, discuss the specific experience, qualifications, attributes or skills that lead to a conclusion that each director should serve as a director. With the exception of Mr. Fuller, such disclosure was included in the biographical description of each director included in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners — page 29

3. Please tell us why you did not include Joe W. Martin in the table. Please see Item 403(b) of Regulation S-K.

Our response:

As of March 11, 2010, “the most recent practicable date” used for the purposes of determining beneficial ownership of the Company’s Named Executive Officers, Directors and five percent shareholders set forth in the table included in the Annual Report, almost one year had elapsed since Joe W. Martin resigned from all of his positions with the Company on March 27, 2009. Upon his resignation, with the exception of an opposite way transaction subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Act”), Mr. Martin was no longer required to comply with the reporting requirements of Section 16 of the Act. The last Form 4 filed by Mr. Martin was dated February 27, 2009. As such, the Company decided not to include disclosure of Mr. Martin’s beneficial ownership of Company shares on the table because it did not have reliable information as to the number of shares he beneficially owned as of the most recent practicable date used in the Annual Report and was concerned about the disclosure of inaccurate information from a liability standpoint as well as the potential for it to mislead and confuse shareholders and investors alike.

Item 13. Certain Relationships and Related Transactions ...page 31

4. Please identify to us the shareholder discussed in this section and describe how they are a related party pursuant to Item 404(a) of Regulation S-K. Please also tell us the largest aggregated amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding at the end of the fiscal year, the amount of principal paid during the periods for which disclosure is provided as required by Instruction 4 to Item 404(a) of Regulation S-K and confirm to us that you will provide such disclosure in future filings. Also, please tell us why you have not filed the agreements related to your relationship with this shareholder as exhibits as required by Item 601 of Regulation S-K.

Our response:

(a) The shareholder discussed in this note is K. Tucker Andersen and he is a related party pursuant to Item 404(a) of Regulation S-K based on his ownership of 18.16% of the Company’s outstanding common stock. The largest amount of outstanding loan principal was $1.75 million of which $450,000 remained outstanding as of December 31, 2009. The outstanding principal as of December 31, 2008 was $1.75 million. Interest expensed for the years ended December 31, 2009 and 2008 were $154,027 and $116,374, respectively. Debt amortization related to the debt was $53,300 and $27,446 for the years ended December 31, 2009 and 2008, respectively. In December 2009, $1.3 Million of the Line of Credit was converted to 882,785 shares of the Company’s common stock at a price of $1.58 per share. Further, the Company will provide such disclosure in future filings.

(b) The Company will include copies of the relevant material loan documents as exhibits to its Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

Financial Statements, page F-1

Note L-Income Taxes

5. We see that during the fiscal years ended December 31, 2009 and 2008, you received $777,609 and $675,903, respectively, for the “sale of tax credits under the New Jersey Technology Business Tax Certificate Transfer Program”, and that you recorded the sale of these tax credits as part of other income. Please describe for us in greater detail these transactions. Specifically, please include the significant terms associated with the sale of these tax credits, a description of the parties involved, your relationship with the counterparties, and the business reasons why you and each of the counterparties would enter into such a transaction. Please quantify and describe for us how the amount of other income was calculated including any cost basis associated with the credits and describe the US GAAP literature which supports the recognition of these sales of tax credits as “other income” in your statement of operations.

Our response:

The Company, pursuant to the New Jersey Economic Development Authority, (NJEDA) Technology Business Tax Certificate Transfer Program, www.njeda.com, provides for a qualifying company to sell its approved (approved by the NJEDA,) tax losses to a third party as designated in the regulations. The Company chose to sell these tax losses to increase its cash flow for the applicable periods. The income reported, is based on the applicable, approved net operating losses for sale, multiplied by the applicable state income tax rate, less a discount to the purchase (approximately 7%) and fees and expenses for the transaction (broker fee). The basis for the state net operating losses is the tax affected balances, less the applicable reserve for realization. In the Company’s case, the deferred tax asset was fully reserved in prior years. The Company has never recognized tax provision and therefore the recognition of the sale of net operating tax loss benefit for a third party, as a reversal of a provision tax provision did not seem appropriate. It appears that the applicable GAAP does not contemplate the sale of net operating loss carry forwards to third parties. Consequently, the Company chose to identify the sale of state net operating losses, to a third party, as Other Income and to describe the transaction in the Note L-Income Taxes in its10K filings for December 31, 2009 and 2008. Although this Statement of Operations presentation is unusual, we believe that it better presents the sale of these New Jersey Tax Loss Carry Forwards to an unrelated. third party.

Exhibit 31

6. We note that you replaced the word “registrant” with “small business issurer” in paragraph 4 of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K with no modifications.

Our response:

The Company will revise the certifications to present them in exact form as set forth in Item 601(b)(31)(i) of Regulation S-K, with no modifications, in future filings.

Definitive Proxy Statement filed April 14, 2010

7. Please tell why you have not discussed the information required by Item 407(h) of Regulation S-K.

Our response:

The following is the disclosure called for by Item 407(h) of Regulation S-K.  We will include this disclosure (updated to describe then current circumstances) in future filings which require Item 407(h) disclosure.

Board Leadership Structure

The Board believes that the segregation of the roles of Board Chairman and the Chief Executive Officer ensures better overall governance of the Company and provides meaningful checks and balances regarding its overall performance. This structure allows our Chief Executive Officer to focus on developing and implementing the Company’s business plans and supervising the Company’s day-to-day business operations, and allows our Chairman to lead the Board in its oversight and advisory roles. Because of the many responsibilities of the Board and the significant time and effort required by each of the Chairman and the Chief Executive Officer to perform their respective duties, the Company believes that having separate persons in these roles enhances the ability of each to discharge those duties effectively and enhances the Company’s prospects for success. The Board also believes that having separate positions provides a clear delineation of responsibilities for each position and fosters greater accountability of management. For the foregoing reasons, the Board has determined that its leadership structure is appropriate and in the best interest of the Shareholders.

The Board’s Oversight of Risk Management

The Board recognizes that companies face a variety of risks, including credit risk, liquidity risk, strategic risk, and operational risk. The Board believes an effective risk management system will (1) timely identify the material risks that we face, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with the Company’s risk profile, and (4) integrate risk management into Company decision-making. The Board encourages and management promotes a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations. The Board also continually works, with the input of our management and executive officers, to assess and analyze the most likely areas of future risk for the Company.

In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to your questions, please feel free to contact me at 973-535-2717 or Stephen Zelnick of Morse, Zelnick, Rose and Lander, LLP, our securities counsel, at 212-838-8040.

Respectfully submitted,

/s/ Joseph D’Agostino
Joseph D’Agostino Chief Financial Officer

cc: Stephen Zelnick